SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

W. R. GRACE & CO.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

38388F108

(CUSIP Number)

James C. Melville

Kaplan, Strangis and Kaplan, P.A.

5500 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN

(612) 375-1138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38388F108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WRG Asbestos PI Trust FEIN: 46-4488430
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 10,000,000[1]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.79%[2]
14.	Type of Reporting Person (See Instructions) OO

[1]	Number of shares of common stock, par value $.01 per share (“Common Stock”) of W. R. Grace & Co., a Delaware corporation (“WRG”), upon exercise of warrants at an exercise price $17.00 per share (the “Warrants”) granted by WRG to the WRG Asbestos PI Trust, a Delaware statutory trust (the “Trust”) under that certain Warrant Agreement, dated February 3, 2014 (the “Warrant Agreement”), which was entered into pursuant to the First Amended Joint Plan of Reorganization for WRG, and the other Debtors whose Chapter 11 cases are jointly administered under Case No. 01-01139-JKF in the United States Bankruptcy Court for the District of Delaware (the “Plan”).
[2]	With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 84,829,105 was used as the total amount of outstanding shares, which amount includes (a) the 74,829,105 shares of Common Stock issued and outstanding as of July 31, 2014, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 38388F108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Trust Advisory Committee, appointed under the WRG Asbestos PI Trust Agreement, dated February 3, 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.79%[2]
14.	Type of Reporting Person (See Instructions) OO

[1]	Number of shares of Common Stock issuable upon exercise of the Warrants.
[2]	With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 84,829,105 was used as the total amount of outstanding shares, which amount includes (a) the 74,829,105 shares of Common Stock issued and outstanding as of July 31, 2014, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

CUSIP No. 38388F108

1.

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only)

Roger Frankel, in his capacity as the Asbestos PI Future Claimants’ Representative under the WRG Asbestos PI Trust Agreement, dated February 3, 2014.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,000,000[1]
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 11.79%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	Number of shares of Common Stock issuable upon exercise of the Warrants.
[2]	With respect to the calculation of the percent of class beneficially owned by the Reporting Person, 84,829,105 was used as the total amount of outstanding shares, which amount includes (a) the 74,829,105 shares of Common Stock issued and outstanding as of July 31, 2014, as reflected in WRG’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 and (b) the 10,000,000 shares of Common Stock issuable upon exercise of the Warrants.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of W. R. Grace & Co., a Delaware corporation (the “Issuer” or the “Company”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D which was originally filed on February 11, 2014, and amended on August 8, 2014 (as amended, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend Items 3 and 5 of the Schedule 13D as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 18, 2014 the transactions described in the Termination Agreement, including receipt of the Consideration by the Trust, closed. Accordingly, the Warrant Implementation Agreement has not been amended and the Trust may exercise its rights under the Warrant Implementation Agreement at any time prior to the expiration of the Warrant on February 3, 2015, as more fully described in the seventh and eighth paragraphs of Item 2.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by replacing the fourth and fifth sentences of the first paragraph thereof with the following:

Based on WRG’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014, there were 74,829,105 shares of Common Stock issued and outstanding as of July 31, 2014. The 10,000,000 shares of Common Stock beneficially owned by the Trust represent approximately 11.79% of the outstanding shares of Common Stock, including, for purposes of this calculation, the 10,000,000 shares of Common Stock that WRG is irrevocably committed to issue to the Trust at an exercise price of $17.00 per share under the Warrant Agreement subject to the terms of the Warrant Implementation Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2014

WRG ASBESTOS PI TRUST

/s/ Harry Huge
Harry Huge, Trustee

/s/ Lewis Sifford
Lewis Sifford, Trustee

/s/ Dean M. Trafelet
Dean M. Trafelet, Trustee

TRUST ADVISORY COMMITTEE

/s/ Russell W. Budd
Russell W. Budd

/s/ John D. Cooney
John D. Cooney

/s/ Steven Kazan
Steven Kazan

/s/ Joseph F. Rice
Joseph F. Rice

/s/ Perry Weitz
Perry Weitz

FUTURE CLAIMANTS’ REPRESENTATIVE, under the WRG Asbestos PI Trust Agreement

/s/ Roger Frankel
Roger Frankel